Sub-Item 77c: Submission of matters to a vote of security holders:

The annual meeting of the shareholders of BMC Fund, Inc. was held on August 11, 2001.

The following eleven individuals were elected directors and all were in office at September 30, 2001:

Paul H. Broyhill
James T. Broyhill
William E. Cooper
Lawrence Z. Crockett
Jan E. Gordon
Allene B. Heilman
Gene A. Hoots
Michael G. Landry
L. Glenn Orr, Jr.
John S. Little
Dolph W. von Arx

The shareholders approved an Investment Advisory
Agreement with Fisher Investments, Inc. with
4,801,877 affirmative votes, 0 negative votes and 0 votes abstaining.

The shareholders approved an amendment to the Corporation's investment objectives and policies with 4,801,877 affirmative votes, 0 negative votes and 0 votes abstaining.

Approved all actions of the Board of Directors for the fiscal year ended March 31, 2001 with 4,801,877 affirmative votes, 0 negative votes and 0 abstaining votes.